August 4, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Robert Arzonetti, Esq.

Subject: Request for Acceleration of Effectiveness – Citizens & Northern Corporation – Registration Statement on Form S-4 (File No.333-288838)

Dear Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Citizens & Northern Corporation requests that the SEC accelerate the effective date of its Registration Statement on Form S-4, File No. 333-288838, to 8:00 AM, EDT, August 6, 2025 or as soon as possible thereafter.

By requesting acceleration, the company acknowledges that the SEC declaring the Registration Statement effective does not prevent the Commission from taking any action regarding the statement, nor does it relieve the company of responsibility for the accuracy of the disclosure. The company also cannot use SEC comments or the declaration of effectiveness as a defense in any legal proceedings.

Please notify Kimberly J. Decker, Esq at (717) 399-1506 when the Registration Statement is effective. A written order confirming the effective time and date should be sent electronically to kdecker@barley.com, attention: Kimberly J. Decker, Esq.

Sincerely,
Citizens & Northern Corporation

By:	/s/ Glenn Richard James

Glenn Richard James, Esq.

Executive Vice President, General Counsel & Corporate Secretary

10 Nichols Street

Wellsboro, PA 16901

glenn.james@cnbankpa.com

P: (215) 680-0552

cnbankpa.com MEMBER FDIC